Ibis Technology Corp
ARS
PE 12/31/01

Defining the future of SOI

ibis

profiles

Ibis Technology Corporation is the world's leading provider of SIMOX-SOI (Separation-by-IMplantation-of-OXygen Silicon-On-Insulator) wafers and implantation equipment for the global semiconductor industry.

Silicon-on-Insulator (SOI) is a manufacturing technology where an insulating layer is created in a silicon wafer, isolating the top layer of silicon where the active transistors will be manufactured from the rest of the bulk silicon wafer. The buried insulating, or oxide, layer acts as a barrier that reduces electrical leakage from the transistors, resulting in semiconductor devices that are faster and more power efficient. These benefits make SOI a valuable technology for chipmakers producing IC's for high performance applications such as servers and workstations, portable and desktop computers, wireless communication devices, integrated optical components and automotive electronics.

Separation-by-IMplantation-of-OXygen (SIMOX) refers to a technique used by Ibis for manufacturing SOI wafers where an oxygen implanter creates a very thin insulating layer within the wafer, just below a thin layer of silicon on the top of the wafer. Compared to competing technologies, the SIMOX process offers high quality SOI wafers at competitive costs in production quantities.

ibis


TRANSISTOR
DEVICE OPERATING REGION
WASTED POWER
CONVENTIONAL SILICON WAFER


TRANSISTOR
DEVICE OPERATING REGION
BURIED OXIDE LAYER
LESS WASTED POWER
SOI WAFER

financial highlights

Years Ended December 31 (In thousands, except for per share data)	1997	1998	1999	2000	**2001**
Statement of Operations Data:					
Product sales	$ 3,389	$ 3,149	$ 5,282	$ 8,173	**$ 5,391**
Contract and other revenue	2,831	1,087	1,257	533	**518**
Equipment revenue	454	11,230	10,064	5,769	**1,525**
Total Revenue	6,674	15,466	16,603	14,475	**7,434**
Net income (loss)	$ (3,937)	$ (1,166)	$ 827	$ (1,502)	**$ (9,595)**
Net income (loss) per common share	$ (.69)	$ (.17)	$ .11	$ (.18)	**$ (1.15)**

As of December 31 (In thousands)	1997	1998	1999	2000	**2001**
Balance Sheet Data:					
Working capital	$17,249	$16,831	$43,309	$35,285	**$11,232**
Total assets	24,918	24,307	53,728	56,299	**54,920**
Stockholders' equity	20,757	20,609	48,381	49,519	**40,360**

To Our Stockholders,

On one hand, fiscal year 2001 was one of the toughest years Ibis Technology has ever faced. On the other hand, it was one of our most productive years, leaving us in a stronger position than we've ever been in before.

FINANCIAL RESULTS

After record wafer sales in fiscal year 2000 and an expansion to increase our wafer manufacturing capacity in early 2001, global economic conditions worsened rapidly, impacting the semiconductor industry to cause its worst ever decline. Our financial results for fiscal 2001 reflect these challenging economic and industry conditions. Total revenues were $7.4 million, compared to $14.5 million for fiscal year 2000. The net loss for the fiscal year 2001 was $9.6 million, or $1.15 per share, compared to a net loss of $1.5 million, or $0.18 per share for the prior year. Wafer sales decreased 34 percent from the prior year and there were no revenues from implanter sales in fiscal year 2001. Much of the decline in wafer revenue was caused by a substantial decrease in demand from one of our largest customers, a manufacturer of optical components.

TECHNOLOGY ADOPTION ACCELERATES

In spite of the semiconductor industry's severe downturn, leading chipmakers continue to adopt SOI technology, and we expect this trend to accelerate as semiconductor manufacturers follow

Defining the

Moore's law toward ever smaller, faster, more power efficient microprocessors. The move to smaller and smaller devices creates increasing challenges with regards to electrical leakage and heat buildup. SOI responds by reducing electrical leakage and, therefore, eliminating excessive heat buildup within the chip, enabling the industry to continue progressing along its technology roadmap. These trends are significant indicators of optimism for future SOI industry growth. Converting this optimism to realized goals requires a clear focus and steadfast dedication.

TWO PRIMARY BUSINESS SEGMENTS

Our business continues to have two major parts: producing SIMOX-SOI wafers, and producing advanced oxygen ion implanters, which are the primary tools used to produce SIMOX-SOI wafers. Although we believe that Ibis will ultimately evolve to a business model primarily focused on equipment sales, we recognize that in this early stage of SOI technology adoption, it is vital that we fulfill the role of wafer supplier, enabling both chipmakers and wafer manufacturers to sample and test SIMOX-SOI wafers. As the SIMOX-SOI technology becomes more widely adopted, today's current suppliers of silicon wafers will likely become the primary manufacturers of SIMOX-SOI wafers—and customers for our oxygen implanter systems. So we expect that our role will ultimately transition from that of being primarily a materials supplier to that of being primarily an equipment supplier.

INVESTING FOR FUTURE GROWTH

With confidence in the increasingly recognized value of SOI technology and a firm belief in the unique benefits of SIMOX-SOI in particular, we focused our efforts during fiscal 2001 on two key initiatives: pursuing qualification of the Advantox® MLD technology we licensed from IBM, and completing the development of the new Ibis 2000, our next-generation oxygen implanter.

ADVANTOX MLD

Manufacturing SIMOX-SOI wafers is conceptually a relatively simple process involving two primary process steps: oxygen implantation and high temperature annealing. This simplicity is one of the greatest attributes of SIMOX-SOI as compared to other SOI manufacturing technologies. The MLD process builds even further on this solid technology foundation. The key to the value of the MLD process is that IBM applied its resources and dedication to refining the SIMOX process to optimize the yield and performance of the wafers. Because IBM was able to apply its world-renowned research and development expertise to the SIMOX-SOI process within the environment of a real-world semiconductor fab, their engineers and scientists were able to develop a process, or recipe, that is applicable across a wide range of applications by a variety of the world's chipmakers.

During fiscal 2001 we achieved our goal of completing internal qualification of the MLD process. This enabled us to begin shipping Advantox MLD wafers to chipmakers and wafer manufacturers for their evaluation and qualification.

IBIS i2000™ OXYGEN IMPLANTER

Ibis Technology is the world leader in the design, development and manufacture of oxygen ion implanters, with our Ibis 1000 implanter being the world's leading producer of SIMOX-SOI wafers. But recognizing that the needs of the semiconductor industry are constantly evolving, we committed ourselves to the development of a totally new, next-generation oxygen implanter that would bring

uture of SOI

new levels of flexibility and productivity to the SIMOX-SOI manufacturing process. We succeeded. This versatile, new system, called the i2000 implanter, is a true bridge tool, capable of processing both 200- and 300-millimeter wafers, and its throughput is more than double that of its predecessor, the Ibis 1000. The i2000 implanter takes less cleanroom space than the Ibis 1000, and is easier to install, operate and maintain.

Thanks to a superb design team comprised of over twenty of the world's top implanter system engineers, the i2000 implanter is a very high quality tool that will be the benchmark for oxygen implanters for years to come.

LOOKING AHEAD

Although the economic environment remains a concern, there are several bright spots that appear encouraging:

> *The market for SIMOX-SOI wafers appears to be growing at an accelerating rate;*

> *Our wafer product family, which now includes the production-proven Advantox MLD wafers, is well positioned for use in virtually any SOI application; and*

> *Our i2000 oxygen implanter, which is already producing high quality, 300-millimeter SIMOX-SOI wafers for our customers, is destined to be an industry leader.*

These are strengths we carry forward into fiscal year 2002. With the ongoing dedication of our incredibly talented staff, and the continued support of our valued investors, we look forward to an exciting and rewarding new year.

MARTIN J. REID
President and Chief Executive Officer



One of the most important technology advances being pursued by the semiconductor industry today is the transition to 300-millimeter diameter wafers. By using these larger wafers instead of the previous generation of 200-millimeter wafers, chipmakers can produce over two times the number of chips per wafer, with potential cost savings near 30 percent or more. Recognizing the importance of the move to 300-millimeter wafers, Ibis developed the i2000 implanter, which is slated to produce both 200- and 300-millimeter SIMOX-SOI wafers, and is supported with a complete 300-millimeter "balance of process" tool set.

wafer products evolve

WAFERS THAT WORK

Semiconductor chips are the fundamental building blocks of the computing and communications technologies that fuel the Information Age in which we live. And at the foundation of virtually every semiconductor chip is a silicon wafer. Pure silicon wafers—each a slice of a single crystal grown from a silicon seed—have long been adequate for the job, but as today's chipmakers strive for smaller and faster devices made with new and different materials on larger and larger wafers, the job of the silicon substrate is changing. Many new chip designs require wafers to do more. They have to provide a very thin top layer of pure silicon in which to fabricate ever-tinier transistors, and they have to insulate the transistors from the bulk silicon that lies below. Silicon-on-Insulator (SOI) wafers meet these requirements.

THIN IS IN

The first SOI wafers, made over 30 years ago, had relatively thick layers. As recently as a few years ago, the top silicon layer was in the range of 2000 Angstroms thick, while the insulating layer was about 4000 Angstroms. But today's chipmakers are asking for thinner and thinner layers. In response, Ibis introduced a line of Ultra-thin SIMOX-SOI wafers called Advantox MLD-UT. These Ultra-thin wafers have top silicon layers as thin as 500 Angstroms and insulating layers as thin as 1000 Angstroms. And Ibis engineers have demonstrated wafers with a top silicon layer as thin as 100 Angstroms.

The best part is that the move to thinner layers is good for Ibis. That's because, with the SIMOX manufacturing process, thinner layers are easier and quicker to manufacture. And that means improved throughput and lower costs. The market is evolving in the direction of our strength.

MLD IS PRODUCTION PROVEN

Based on extensive research and development work done by IBM in a real-world, advanced semiconductor fab environment, the SIMOX-SOI manufacturing process has been refined and optimized for maximum performance and yield. The result is the Advantox MLD wafer. With the pedigree of IBM development behind it, the Advantox MLD technology is being qualified by several of Ibis' customers and is being sampled and evaluated by many the world's leading chipmakers.

Evolution of Wafers


1989
1995
2002

PRODUCTION READY

The new Ibis i2000 oxygen ion implanter has been designed from the ground up to be a powerful production tool. The design of the i2000 implanter incorporates all of the strengths of the Ibis 1000, takes advantage of new technology unavailable when the Ibis 1000 was built, and builds upon the experience we've gained in low dose SIMOX processing. In addition, it incorporates some new, powerful features. The i2000 implanter:

> *Can process both 200- and 300-millimeter wafers;*
>
> *More than doubles the productivity of the Ibis 1000;*
>
> *Requires less cleanroom space than the Ibis 1000; and*
>
> *Is easier to build, ship, install, operate, automate and maintain.*

Over 20 Ibis engineers, each experienced in a particular phase of ion implantation equipment technology, have worked together as an integrated team to design the i2000 implanter. The design project began over 18 months ago, and virtually every milestone was reached on schedule.

Semiconductor manufacturers, worldwide, have been closely monitoring the development of the i2000 because of its ability to process 300-millimeter wafers. Even though they were convinced that SIMOX-SOI would deliver significant benefits to their products, they needed to see that the technology would scale to 300-millimeter wafers without difficulty. Being able to demonstrate the quality and productivity of processing 300-millimeter SIMOX-SOI wafers on the i2000 implanter is helping to pave the way for accelerated adoption of SIMOX-SOI technology by the world's leading chipmakers.





Designed specifically for use as a production machine in a semiconductor cleanroom environment where quality and throughput are paramount, the i2000 was designed for ease of operation and maintenance. The i2000 implanter has an advanced, sophisticated user interface, automated load and unload capabilities, and an extensive set of built-in system diagnostics.





The two primary steps involved in producing SIMOX-SOI wafers are ion implantation and high-temperature annealing. During the implantation process the wafer is bombarded with oxygen ions, embedding the required quantity of oxygen ions at just the right depth below the surface. Then the annealing process induces a chemical reaction between the oxygen and silicon to form the thin layer of silicon dioxide that acts as an insulator, while rearranging the silicon atoms in the top layer to the perfect matrix needed for semiconductor processing.



Complete Production Line


IMPLANT
ANNEAL
CLEAN
METROLOGY

BALANCE OF PROCESS

As the world's leading provider of SIMOX-SOI wafers and oxygen ion implanters, Ibis knows what it takes to excel. We know that although the performance of the implanter is key to the process, it's not all that matters. Our challenge is to go beyond being the best at oxygen ion implantation and be the best at SIMOX-SOI process development and the best at delivering quality SIMOX-SOI wafers. That's why we've invested so much time, money and expertise in developing a complete production capability, enabling us to perform all of the ancillary steps necessary to get from starting silicon wafers to finished SIMOX-SOI wafers, ready for the production semiconductor fab. In addition to our expertise in ion implantation, we have developed a highly sophisticated capability for high temperature annealing. And we have invested in the best metrology and cleaning equipment available. After all, the ultimate challenge is to produce the world's best SIMOX-SOI wafers, not just do the world's best implanting.

Thoughtful research, careful analysis, and rigorous comparisons go into evaluating each piece of the process. From sophisticated tools such as an advanced 300-millimeter thin film measurement system used for product characterization to the first ultra-high temperature, high-purity annealing furnace capable of operating at temperatures well over 1300 degrees Celsius, we have the necessary equipment and expertise to support the qualification and refinement of the i2000 implanter and to produce 300-millimeter wafers in production quantities.

COMPETITIVE ADVANTAGE

Having a complete SIMOX-SOI production line—the implanter and the additional equipment needed for cleaning, annealing and characterizing the wafers—gives Ibis a tremendous competitive advantage. By being able to process wafers from beginning to end, in house, we get rapid and accurate feedback regarding wafer quality that allows us to quickly optimize the quality of the wafers we're producing and the performance characteristics of the implanters we design and sell. That's why our multimillion-dollar investment in this equipment is so important.

global markets evolve


2000
9%
40%
51%
2001
27%
43%
30%
North America
Europe
Pacific Rim

ACCELERATING TECHNOLOGY ADOPTION

There is a powerful engine driving the semiconductor industry's adoption of SOI technology. The seemingly perpetual quest of the world's chipmakers to build smaller, faster and cheaper microchips, drives the nearly constant stream of technology transitions in the industry, which in turn drives capital spending. Because SOI technology is so directly linked to improving a chip's speed and energy efficiency, the adoption of SOI is on the critical path to the future as described by the semiconductor industry's technology roadmap.

OUR STRATEGIC ROADMAP

The industry's move to adopt SOI is likely to result initially in a growing demand for SIMOX-SOI wafers, followed by increasing demand for SIMOX-SOI implanters. Our strategy is to work directly with the chipmakers in a push for customer qualification of our new Advantox MLD wafers. At the same time, we are working with the leading wafer manufacturers to develop strategic alliances where we will work together to build the volume of SIMOX-SOI wafers being sold, then, in some cases, sell implanters to the wafer manufacturers so they can begin manufacturing their own SIMOX-SOI wafer products.

This strategy is at work now as we deliver MLD wafers to all of our key customers. And we have developed a strong alliance with MEMC Electronic Materials and Sumitomo Mitsubishi Silicon. Our partnership with MEMC has broadened our reach to customers in Europe, Japan, the Asia Pacific region and throughout North America, while Sumitomo Mitsubishi Silicon has already purchased an Ibis 1000 implanter for use in its Noda wafer manufacturing facility in Chiba, Japan. At this point, three of the world's top four wafer suppliers are allied in one way or another with SIMOX-SOI.

DEFINING THE FUTURE OF SOI

Market forces working in our favor, newer and better wafer products, a new world-class oxygen ion implanter, solid strategic partnerships with both chipmakers and wafer manufactures, plus a deep commitment to customer service and support are all working together to help us define the future of SOI.



The markets for Ibis' wafer products and implanters are truly international in scope. During 2001, Ibis sold an Ibis 1000 implanter to the Shanghai Institute of Metallurgy, Chinese Academy of Sciences. The system will be used by the Shanghai Simgui Technology Co., Ltd. to manufacture SIMOX-SOI wafers in Shanghai, China for chipmakers serving the growing Chinese consumer electronics market.


KLA Tencor

financial index

13 SELECTED FINANCIAL DATA

14 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

19 INDEPENDENT AUDITORS' REPORT

20 BALANCE SHEETS

21 STATEMENTS OF OPERATIONS

22 STATEMENTS OF STOCKHOLDERS' EQUITY

23 STATEMENTS OF CASH FLOWS

24 NOTES TO FINANCIAL STATEMENTS

32 MARKET INFORMATION OF COMMON STOCK

IBC MANAGEMENT AND CORPORATE INFORMATION

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of each of the years in the five-year period ended December 31, 2001, are derived from the financial statements of Ibis, which financial statements have been audited by KPMG LLP, independent certified public accountants. The audited balance sheets at December 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 and the report thereon, are included elsewhere in this Annual Report. The data set forth below should be read in conjunction with Ibis' financial statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

(In thousands, except for per share data)

Years Ended December 31,	1997	1998	1999	2000	2001
Statement of Operations Data:					
Product sales	$ 3,389	$ 3,149	$ 5,282	$ 8,173	$ 5,391
Contract and other revenue	2,831	1,087	1,257	533	518
Equipment revenue	454	11,230	10,064	5,769	1,525
Total revenue	6,674	15,466	16,603	14,475	7,434
Cost of product sales	4,827	4,581	4,644	5,824	8,210
Cost of contract and other revenue	2,143	976	443	388	376
Cost of equipment revenue	311	7,347	7,242	3,482	1,502
Total cost of revenue	7,281	12,904	12,329	9,694	10,088
Gross profit (loss)	(607)	2,562	4,274	4,781	(2,654)
Operating expenses:					
General and administrative	1,724	1,823	1,787	1,998	2,273
Marketing and selling	466	470	1,016	1,640	1,813
Research and development	1,435	1,972	1,774	4,587	5,119
Total operating expenses	3,625	4,265	4,577	8,225	9,205
Loss from operations	(4,232)	(1,703)	(303)	(3,444)	(11,859)
Total other income	296	538	1,140	1,943	2,265
Income (loss) before income taxes	(3,936)	(1,165)	837	(1,501)	(9,594)
Income tax expense	(1)	(1)	(10)	(1)	(1)
Net income (loss)	$ (3,937)	$ (1,166)	$ 827	$ (1,502)	$ (9,595)
Net income (loss) per common share (1)	$ (.69)	$ (.17)	$ .11	$ (.18)	$ (1.15)
Weighted average common shares outstanding	5,710	6,760	7,404	8,286	8,378

(In thousands)

As of December 31,	1997	1998	1999	2000	2001
Balance Sheet Data:					
Working capital	$17,249	$16,831	$43,309	$32,585	$ 11,232
Total assets	24,918	24,307	53,728	56,299	54,920
Long-term debt, less current portion	499	40	30	18	2,718
Total liabilities	4,161	3,698	5,347	6,780	14,560
Stockholders' equity	20,757	20,609	48,381	49,519	40,360

(1) Computed on the basis described for net earnings (loss) per common share in Note 2(g) of Notes to Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements of Ibis (including Notes thereto) and Selected Financial Data included elsewhere in this Annual Report.

OVERVIEW

Ibis Technology Corporation ("Ibis") was formed in October 1987 and commenced operations in January 1988. Ibis' initial activities consisted of producing and selling SIMOX-SOI wafers and conducting research and development activities. This research led to the development of a proprietary second-generation implanter, the Ibis 1000, which we began selling in 1996, and to other proprietary process technology.

Initially, much of our revenue was derived from research and development contracts and sales of wafers for military applications. Over the years, there was a shift in revenue to sales of SIMOX-SOI wafers for commercial applications and the nature of our business has evolved through stages where sometimes our revenues primarily resulted from selling wafers for evaluation purposes, and sometimes our revenue was generated primarily from equipment sales. This is a normal path to follow while developing and promoting a fundamental new technology, especially when it relates to the semiconductor industry embracing any change that affects fabrication operations. This trend is expected to continue in the near-term as our customers continue to sample SOI and the early adopters work to achieve stable production processes and enter pilot production. We believe that we are in the technology rollout stage of our corporate life cycle. Our fundamental SIMOX-SOI technology has been developed, refined, and proven over the last dozen years. Ibis is at a point of introducing the next generation of production-worthy SIMOX-SOI, which includes both the recently licensed modified low dose ("MLD") wafer process and the i2000, our next generation oxygen implanter, which is capable of producing eight- and twelve-inch (or 200- and 300-mm) SIMOX-SOI wafers. In 1999, we commenced a program to design and develop the i2000 and in January 2002, we successfully performed the first implants using the i2000. The final steps in the development of the i2000 are expected to be completed during the first half of 2002.

Commercial shipments of our wafers have been used principally for evaluation purposes or pilot production in products, including microprocessors, gate arrays, ASICs (application specific integrated circuits), memories (DRAMs, SRAMs, etc.), and cellular and mobile radio components. From our customers' perspective, the pathway to SOI adoption is complex and time consuming. Typically, a customer will go through three major stages:

- Sampling, where preliminary performance characteristics are explored and verified;
- R&D, where specific customer specifications are tested and developed; and
- Production, where yield and cost benefits are optimized.

Each of these stages has many steps, and customers must evaluate each new wafer technology that essentially lays a new foundation for substantially all other processes they have spent billions of dollars and decades of time developing. Accordingly, it takes anywhere from 12 to 36 months for a customer to proceed from initial sampling through R&D to initial production, which is not unlike the standard process for qualifying any new wafer material. These steps apply each time there is a change in the customer's fabrication process, such as a feature-size change or new material. To date, most of our customers have purchased wafers for the purpose of characterizing and evaluating the wafers, developing prototype products or for pilot production, consequently, historical sales are not necessarily an indication of future operations. As a result, inventory valuation is a critical accounting policy for Ibis. Our policy is to value our wafers at market when costs exceed market and to reserve for a possible over supply of wafers utilizing inventory aging records and for obsolescence when engineering changes or other technological advances indicate that obsolescence has occurred.

Ibis has experienced quarterly and annual fluctuations in revenue and results of operations due to the timing of receipt of equipment orders and dependence on a limited number of customers. We may continue to experience fluctuations in revenue due to equipment sales and shifts in customer demands during various stages of the SIMOX-SOI sales cycle. We recognize implanter revenue in accordance with SAB 101, which includes among other criteria, the shipment and factory installation of the implanter at the customer's location. As a result, deferral of revenue may extend longer due to meeting this criteria.

At December 31, 2001, Ibis had nine Ibis 1000 implanters available to produce up to 200-mm SIMOX wafers, two of which are owned by a customer. Relative to products produced, the utilization rate for those nine implanters during the fourth quarter of 2001 was approximately 40%. One more Ibis 1000 implanter will become available to produce wafers in the first quarter of 2002 and an additional one is dedicated as a research and development tool. Ibis anticipates that one i2000 implanter will be available to produce 300-mm SIMOX wafers in the second half of 2002 and we plan to build at least one more i2000 in 2002. Although, the implanters are currently underutilized, management has performed an analysis of impairment which would indicate that there is not an impairment issue with our implanters. The factors we considered are as follows:

- Management of Ibis currently believes that our anticipated scale of operations assumes a modest increase in wafer sales in the first half over the run rate in the fourth quarter of 2001 and indications suggest that our Advantox MLD wafers will be qualified at one of our largest customers, which we believe could lead to increased wafer sales in the second half of 2002;
- SOI is a new technology which is just starting to be adopted by major semiconductor players;
- Ibis is at a point of introducing the next generation of production-worthy SIMOX-SOI, which includes both the recently licensed modified low dose ("MLD") wafer process and the i2000, our next generation oxygen implanter, which is capable of producing eight- and twelve-inch (or 200- and 300-mm) SIMOX-SOI wafers; and
- We recently sold an Ibis 1000 implanter to a customer in China and have potential for additional sales of used Ibis 1000 implanters to this customer and others in the future.

We will continue to review our assumptions about our long-lived assets on a periodic basis for potential impairment in future quarters. We cannot be sure that our implanters or other long-lived assets will not become impaired in the future. In addition, the impairment factors evaluated by management may change in subsequent periods, given the current trends of the business environment.

Results of Operations

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

Product Sales. Wafer product sales decreased to $5,390,860 for the fiscal year ended December 31, 2001, a decrease of $2,782,235 or 34% from $8,173,095 for the fiscal year ended December 31, 2000. The decrease in product sales is attributable to decreased wafer sales by Ibis in Europe, as the impact of the order cutback announced in mid-April 2001 from one of our largest wafer customers that is in the optical components arena, was realized. In the Pacific Rim, wafer sales increased overall during this twelve-month period. Sales by Ibis in the United States also increased overall during this twelve-month period, even though our largest domestic customer delayed further SIMOX-SOI wafer purchases during their qualification of our Advantox MLD process. In December 2000, Ibis entered into a royalty-bearing license agreement with this customer which gives Ibis the right to manufacture and sell SIMOX-SOI wafers using the licensed process. Ibis began shipping sample quantities of this material in May 2001.

Contract and Other Revenue. Contract and other revenue decreased for the fiscal year ended December 31, 2001 to $518,379 from $532,395 for the fiscal year ended December 31, 2000, a decrease of $14,016 or 3%. This decrease is due to decreased government contract work.

Equipment Revenue. Equipment revenue decreased to $1,525,317 for the fiscal year ended December 31, 2001 from $5,769,393 for the fiscal year ended December 31, 2000, a decrease of $4,244,076 or 74%. Equipment revenue in 2000 included an implanter sale, whereas equipment revenue for 2001 consisted solely of parts and service revenue. Field service revenue accounted for $914,188 or 60% of equipment revenue for the fiscal year ended December 31, 2001 as compared to $474,670 or 8% of equipment revenue for the fiscal year ended December 31, 2000. Sales of spare parts accounted for $611,129 or 40% of equipment revenue for the fiscal year ended December 31, 2001 as compared to $572,723 or 10% of equipment revenue for the fiscal year ended December 31, 2000. In December 2001, Ibis shipped an Ibis 1000 oxygen implanter to a customer in China and expects to recognize revenue from this sale sometime during fiscal year 2002, depending on when the new facility being built to house and support this implanter is completed and the system is installed and accepted.

Total Sales and Revenue. Total sales and revenue for the fiscal year ended December 31, 2001 was $7,434,556, a decrease of $7,040,327 or 49% from $14,474,883 for the fiscal year ended December 31, 2000. Approximately $4 million of this decrease is due to the lack of an implanter sale in 2001 and the remainder is due primarily to a decrease in wafer sales to two customers.

Total Cost of Sales and Revenue. Cost of wafer product sales for the fiscal year ended December 31, 2001 was $8,209,540, as compared to $5,824,160 for the fiscal year ended December 31, 2000, an increase of $2,385,380 or 41%. This increase is primarily attributable to the increase in fixed costs associated with production, which include depreciation and amortization, utilities, occupancy expenses, and repair and maintenance and increased wafer reserves. Cost of contract and other revenue for the fiscal year ended December 31, 2001 was $376,371, as compared to $388,320 for the fiscal year ended December 31, 2000, a decrease of $11,949 or 3%. Cost of equipment revenue for the fiscal year ended December 31, 2001 was $1,502,356, as compared to $3,481,516 for the fiscal year ended December 31, 2000, a decrease of $1,979,160 or 57%. This decrease is due to lack of implanter sales and increased equipment reserves in 2001 compared to the prior year which included the cost of an implanter. As a result of the foregoing, the total cost of sales and revenue for the fiscal year ended December 31, 2001 was $10,088,267 as compared to $9,693,996 for the fiscal year ended December 31, 2000, an increase of $394,271 or 4%. The gross margin for all sales was a negative 36% for the fiscal year ended December 31, 2001 as compared to a positive 33% for the fiscal year ended December 31, 2000. This decrease in gross margin for all sales is attributable to decreased wafer sales, the lack of implanter sales, increased fixed wafer costs and an increase in reserve for excess or obsolete parts.

General and Administrative Expenses. General and administrative expenses for the fiscal year ended December 31, 2001 were $2,273,077 (31% of total revenue), as compared to $1,998,302 (14% of total revenue), for the fiscal year ended December 31, 2000, an increase of 274,775 or 14%. This is primarily a result of an increase in legal fees of approximately $234,000.

Marketing and Selling Expenses. Marketing and selling expenses for the fiscal year ended December 31, 2001 were $1,812,891 (24% of total revenue) as compared to $1,639,845 (11% of total revenue) for the fiscal year ended December 31, 2000, an increase of $173,046 or 11%. The increase in marketing and sales expenses is primarily a result of an increase in customer support expenses.

Research and Development Expenses. Internally funded research and development expenses increased by $532,640 or 12% to $5,119,015 (69% of total revenue) for the fiscal year ended December 31, 2001 from $4,586,375 (32% of total revenue) for the fiscal year ended December 31, 2000. This increase is primarily due to increased material expenses on Ibis' SIMOX-SOI wafer development programs, which were partially offset by a decrease in consulting services used for the design and development effort on our next generation oxygen implanter, the i2000.

Other Income. Total other income for the fiscal year ended December 31, 2001 was $2,265,031, as compared to $1,943,024 for the fiscal year ended December 31, 2000, an increase of $322,007 or 17%. The increase in total other income is attributable to non-recurring income amounting to approximately $1.4 million which is the result of an expired wafer production capacity option. This was offset by decreased interest income earned as a result of lower average cash balances and a reduction in interest rates.

As of December 31, 2001, the Company had federal net operating loss and general business credit carryforwards of approximately $38,065,000 and $808,000, respectively, for tax purposes expiring through 2021. As a result of the public stock offering that closed in April 1996 of 1,600,000 shares at $7.25 per share, a change of ownership within the meaning of Sec. 382(g) of the Internal Revenue Code occurred. As a result of this ownership change, the net operating loss carryforward utilization is limited to approximately $1,500,000 per year, which limitation, if not utilized, can be carried forward to future years.

Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999

Product Sales. Wafer product sales increased to $8,173,095 for the fiscal year ended December 31, 2000, an increase of $2,890,930 or 55% from $5,282,165 for the fiscal year ended December 31, 1999. The increase in product sales is attributable to increased wafer sales by Ibis in Europe, primarily from one customer who used Ibis' SIMOX-SOI wafers in its optical components products. Sales by Ibis in the United States and the Pacific Rim decreased in 2000 compared to 1999.

Contract and Other Revenue. Contract and other revenue decreased for the fiscal year ended December 31, 2000 to $532,395 from $1,257,235 for the fiscal year ended December 31, 1999, a decrease of $724,840 or 58%. This decrease is primarily due to the fact that in 1999, Ibis recognized license revenue in the form of a one time initial royalty fee in connection with an agreement to license its standard and Advantox SIMOX-SOI wafer fabrication process.

Equipment Revenue. Equipment revenue decreased to $5,769,393 for the fiscal year ended December 31, 2000 from $10,063,622 for the fiscal year ended December 31, 1999, a decrease of $4,294,229 or 43%. This decrease is attributable to decreases in implanter and spare parts sales which were partially offset by an increase in field service revenue. Field service revenue accounted for $474,670 or 8% of equipment revenue for the fiscal year ended December 31, 2000 as compared to 2% of equipment revenue for the fiscal year ended December 31, 1999. Sales of spare parts accounted for $572,723 or 10% of equipment revenue for the fiscal year ended December 31, 2000 as compared to $1,057,514 or 11% of equipment revenue for the fiscal year ended December 31, 1999.

Total Sales and Revenue. Total sales and revenue for the fiscal year ended December 31, 2000 was $14,474,883, a decrease of $2,128,139 or 13% from $16,603,022 for the fiscal year ended December 31, 1999. The decrease is due to decreases in equipment revenue and contract and other revenue, which were partially offset by an increase in product sales.

Total Cost of Sales and Revenue. Cost of wafer product sales for the fiscal year ended December 31, 2000 was $5,824,160, as compared to $4,643,421 for the fiscal year ended December 31, 1999, an increase of $1,180,739 or 25%. This increase is primarily attributable to the increase in fixed costs associated with production, which include depreciation and amortization, utilities, and repair and maintenance. Cost of contract and other revenue for the fiscal year ended

December 31, 2000 was $388,320, as compared to $443,078 for the fiscal year ended December 31, 1999, a decrease of $54,758 or 12%. The decrease is a result of lower costs associated with contract and other revenue. Cost of equipment revenue for the fiscal year ended December 31, 2000 was $3,481,516, as compared to $7,242,126 for the fiscal year ended December 31, 1999, a decrease of $3,760,610 or 52%. The lower cost of equipment revenue is a result of decreased equipment revenue. As a result of the foregoing, the total cost of sales and revenue for the fiscal year ended December 31, 2000 was $9,693,996, as compared to $12,328,625 for the fiscal year ended December 31, 1999, a decrease of $2,634,629 or 21%. The gross margin for all sales was a positive 33% for the fiscal year ended December 31, 2000, as compared to a positive 26% for the fiscal year ended December 31, 1999. This increase in gross margin for all sales is attributable to increased wafer sales which were partially offset by decreased equipment revenue and the fact that in 1999, Ibis recognized license revenue in the form of a one time initial royalty fee in connection with an agreement to license its standard and Advantox SIMOX-SOI wafer fabrication process.

General and Administrative Expenses. General and administrative expenses for the fiscal year ended December 31, 2000 were $1,998,302 (14% of total revenue), as compared to $1,787,821 (11% of total revenue) for the fiscal year ended December 31, 1999, an increase of $210,481 or 12%. This is primarily a result of an increase in personnel and professional service fees.

Marketing and Selling Expenses. Marketing and selling expenses for the fiscal year ended December 31, 2000 were $1,639,845 (11% of total revenue), as compared to $1,015,843 (6% of total revenue) for the fiscal year ended December 31, 1999, an increase of $624,002 or 61%. The increase in marketing and sales expenses is primarily a result of an increase in the number of customer support personnel, public relations and product sample expenses.

Research and Development Expenses. Internally funded research and development expenses increased by $2,812,364 or 159% to $4,586,375 (32% of total revenue) for the fiscal year ended December 31, 2000 from $1,774,011 (11% of total revenue) for the fiscal year ended December 31, 1999. This increase is primarily due to an increase in personnel and consultants hired for the design and development effort on our next generation oxygen implanter, the i2000, and increased material expenses on Ibis' SIMOX-SOI wafer development program.

Other Income. Total other income for the fiscal year ending December 31, 2000 was $1,943,024, as compared to $1,140,663 for the fiscal year ending December 31, 1999. The increase in total other income of $802,361 or 70% is attributable to increased interest income earned on the cash balance and reduced interest expense on capitalized leases.

As of December 31, 2000, the Company had federal net operating loss and general business credit carryforwards of approximately $27,235,000 and $598,000, respectively, for tax purposes expiring through 2020. As a result of the public stock offering that closed in April 1996 of 1,600,000 shares at $7.25 per share, a change of ownership within the meaning of Sec. 382(g) of the Internal Revenue Code occurred. As a result of this ownership change, the net operating loss carryforward utilization is limited to approximately $1,500,000 per year, which limitation, if not utilized, can be carried forward to future years.

Liquidity and Capital Resources

As of December 31, 2001, Ibis had cash and cash equivalents of $13,087,799, reflecting in large part our receipt of approximately $25 million in net proceeds from the August 1999 public sale of 1,000,000 shares of Common Stock. During the fiscal year ended December 31, 2001, Ibis used $11,505,240 in cash from operating activities as compared to cash generated by operations in the amount of $884,186 in 2000. Depreciation and amortization expense for the fiscal years ended December 31, 2001 and 2000 was $3,632,664 and $1,662,538, respectively. This accounted for 49% and 11% of total revenue, respectively. Due to the capital intensive nature of Ibis' business and the recent expansion of our facilities and production capacity, management expects that depreciation and amortization will continue to be a significant portion of its expenses. To date, Ibis' working capital requirements have been funded primarily through debt and equity financings. The principal uses of cash during the fiscal year ended December 31, 2001 were to fund operations and additions to property and equipment which totaled $6,373,781. At December 31, 2001, Ibis had commitments to purchase approximately $1,019,289 in material to be used for wafer manufacturing, spare parts on the Ibis 1000 implanters and for manufacturing an additional i2000 implanter, and approximately $576,318 in capital equipment purchases.

On August 6, 1999, Ibis completed the public offering of 1,000,000 shares of common stock in an offering underwritten by SoundView Technology Group. The shares were included in a shelf registration statement filed with the Securities and Exchange Commission on July 8, 1999 and declared effective on July 26, 1999. Net proceeds from the offering were approximately $25 million and have been used and will continue to be used to fund research and development, capital expenditures, working capital and for other general corporate purposes.

In September 2001, Ibis entered into a $4.5 million equipment lease line with Heller Financial's Commercial Equipment Finance Group. The lease line was used to finance the purchase of process equipment for wafer production, primarily 300-mm wafers. This line was fully drawn down in two sale-leaseback transactions, bearing interest at approximately 8% with a term of three years, and a monthly net payment of approximately $125,000. Ibis has a fair market value purchase option at the end of the lease term. The lease-line is secured by the underlying assets and all other property and equipment of Ibis.

Our existing cash resources are believed to be sufficient to support Ibis' operations on our anticipated scale for at least the next twelve months. Our anticipated scale of operations assumes a modest increase in wafer sales in the first half over the run rate in the fourth quarter of 2001, and indications suggest that our Advantox MLD wafers will be qualified at one of our largest customers, which we believe could lead to increased wafer sales in the second half of 2002. Our plans also include the purchase of production support equipment and facility improvements, and the build of at least one more i2000 oxygen implanter. We continue to explore equity offerings and other forms of financing and anticipate that we may be required to raise additional capital in the future in order to finance the expansion of our manufacturing capacity and our research and development programs. Should dispositive results occur in the qualification of our MLD wafers or our new i2000 implanter, we will be required to curtail capital outlays and other discretionary spending and possibly accelerate longer term investments in Ibis.

Effects of Inflation

Ibis believes that over the past three years inflation has not had a significant impact on our sales or operating results.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") that establishes accounting and reporting requirements for derivative instruments and for hedging activities. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. In June 1999, the FASB decided that the effective date for adopting the requirements of SFAS 133 should be delayed to fiscal years beginning after June 15, 2000. This delay, published as SFAS 137, applies to quarterly and annual financial statements. In June 2000, the FASB issued SFAS 138, which addresses a limited number of issues causing implementation difficulties for numerous entities using SFAS 133. The Company adopted the provisions of SFAS 133 as amended, on January 1, 2001. The adoption of these provisions had no impact on the Company's financial condition or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements." This bulletin, as amended, established guidelines for revenue recognition and was originally effective for periods beginning after March 15, 2000. In June 2000, the SEC announced that the effective date of SAB 101 was being delayed until no later than the quarter ending December 31, 2000. Ibis adopted SAB 101 for its fiscal year ending December 31, 2000, and it did not have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141"), issued in June 2001, addresses financial accounting and reporting for business combinations that were initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company does not expect the implementation of SFAS 141 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"), issued in June 2001, addresses financial accounting and reporting for acquired goodwill and intangible assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS 142 (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. The Company does not expect the implementation of SFAS 142 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations," ("SFAS 143"), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143, which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset, is effective for fiscal years beginning after June 15, 2001. The Company does not expect the implementation of SFAS 143 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144"), issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001. The Company does not expect the implementation of SFAS 144 to have a material impact on its financial condition or results of operations.

Business Outlook

This Annual Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 including statements regarding Ibis' belief in the acceptance of Ibis-produced SIMOX-SOI wafers for mainstream commercial applications, the eventual evolution from supplying mainly SIMOX-SOI wafers to semiconductor fabs to supplying mainly implanters to wafer manufacturers who will supply SIMOX-SOI wafers to the fabs, our intent to pursue further strategic relationships, partnerships and alliances with third parties, our intention to add products and advance our process technology including the introduction of Advantox MLD wafers, the potential benefits of the agreement with MEMC, the anticipated schedule for the i2000, our plan to build at least one additional i2000 implanter in 2002, the anticipated benefits of the i2000, and the sufficiency of our capital resources. Such statements are based on our current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to those set forth in "Business—Risk Factors" and elsewhere throughout Ibis' Form 10-K and this Annual Report. All information set forth in this Annual Report is as of the date of this Annual Report, and Ibis undertakes no duty to update this information, unless required by law.

Quantitative and Qualitative Disclosures About Market Risk

The exposure of market risk associated with risk-sensitive instruments is not material to Ibis, as we do not transact our sales denominated in other than United States dollars, invest primarily in short-term commercial paper, hold our investments until maturity and have not entered into hedging transactions.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ibis Technology Corporation:

We have audited the accompanying balance sheets of Ibis Technology Corporation as of December 31, 2000 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ibis Technology Corporation at December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Boston, Massachusetts
February 1, 2002

BALANCE SHEETS

December 31, 2000 and 2001

	2000	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 26,366,299	$ 13,087,799
Accounts receivable, trade, net (notes 3 and 14)	1,209,916	5,765,614
Unbilled revenue	510,500	—
Inventories (note 4)	10,932,859	1,535,512
Deferred costs (note 9)	—	2,474,264
Prepaid expenses and other current assets	326,103	210,530
Total current assets	39,345,677	23,073,719
Property and equipment (notes 5 and 7)	25,416,692	43,039,864
Less: Accumulated depreciation and amortization	(10,875,048)	(13,297,308)
Net property and equipment	14,541,644	29,742,556
Patents and other assets, net (notes 6 and 7)	2,411,203	2,104,029
Total assets	$ 56,298,524	$ 54,920,304
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Capital lease obligation, current (note 7)	$ 11,593	$ 1,502,524
Accounts payable	1,046,960	1,124,180
Accrued liabilities (note 8)	2,718,240	2,429,956
Deferred revenue (note 9)	2,984,094	6,785,299
Total current liabilities	6,760,887	11,841,959
Capital lease obligation, noncurrent (note 7)	18,479	2,718,471
Total liabilities	6,779,366	14,560,430
Commitments and contingencies (notes 5, 7, 9 and 14)		
Stockholders' equity (notes 12 and 13):		
Undesignated preferred stock, $.01 par value Authorized 2,000,000 shares; none issued	—	—
Common stock, $.008 par value Authorized 50,000,000 shares; issued 8,342,709 shares and 8,412,138 in 2000 and 2001, respectively	66,742	67,297
Additional paid-in capital	66,183,143	66,618,223
Accumulated deficit	(16,730,727)	(26,325,646)
Total stockholders' equity	49,519,158	40,359,874
Total liabilities and stockholders' equity	$ 56,298,524	$ 54,920,304

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

Years ended December 31, 1999, 2000 and 2001

	1999	2000	2001
Product sales	$ 5,282,165	$ 8,173,095	$ 5,390,860
Contract and other revenue (note 10)	1,257,235	532,395	518,379
Equipment revenue	10,063,622	5,769,393	1,525,317
Total sales and revenue (note 14)	16,603,022	14,474,883	7,434,556
Cost of product sales	4,643,421	5,824,160	8,209,540
Cost of contract and other revenue	443,078	388,320	376,371
Cost of equipment revenue	7,242,126	3,481,516	1,502,356
Total cost of sales and revenue	12,328,625	9,693,996	10,088,267
Gross profit (loss)	4,274,397	4,780,887	(2,653,711)
Operating expenses:			
General and administrative	1,787,821	1,998,302	2,273,077
Marketing and selling	1,015,843	1,639,845	1,812,891
Research and development	1,774,011	4,586,375	5,119,015
Total operating expenses	4,577,675	8,224,522	9,204,983
Loss from operations	(303,278)	(3,443,635)	(11,858,694)
Other income (expense):			
Interest income	1,154,598	1,956,664	826,302
Interest expense	(43,280)	(10,031)	(4,997)
Other (note 15)	29,345	(3,609)	1,443,726
Total other income	1,140,663	1,943,024	2,265,031
Income (loss) before income taxes	837,385	(1,500,611)	(9,593,663)
Income tax expense (note 11)	10,256	1,256	1,256
Net income (loss)	$ 827,129	$ (1,501,867)	$ (9,594,919)
Net income (loss) per common share:			
Basic	$ 0.11	$ (0.18)	$ (1.15)
Diluted	$ 0.11	$ (0.18)	$ (1.15)
Weighted average number of common shares outstanding:			
Basic	7,403,803	8,285,893	8,378,262
Diluted	7,818,151	8,285,893	8,378,262

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1999, 2000 and 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 1998	$ 54,868	$36,610,064	$ (16,055,989)	$ 20,608,943
Exercise of stock options	2,386	1,401,877	—	1,404,263
Exercise of warrants	128	1,837	—	1,965
Common stock issued, net of issuance costs	8,000	25,529,999	—	25,537,999
Net income	—	—	827,129	827,129
Balances at December 31, 1999	65,382	63,543,777	(15,228,860)	48,380,299
Exercise of stock options	960	670,865	—	671,825
Employee Stock Purchase Plan	113	165,393	—	165,506
Exercise of warrants	287	23,108	—	23,395
Issuance of warrants	—	1,780,000	—	1,780,000
Net loss	—	—	(1,501,867)	(1,501,867)
Balances at December 31, 2000	$ 66,742	$ 66,183,143	$ (16,730,727)	$ 49,519,158
Exercise of stock options	250	73,259	—	73,509
Employee Stock Purchase Plan	305	361,821	—	362,126
Net loss	—	—	(9,594,919)	(9,594,919)
Balances at December 31, 2001	$67,297	$66,618,223	$(26,325,646)	$40,359,874

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

Years ended December 31, 1999, 2000 and 2001

	1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ 827,129	$ (1,501,867)	$ (9,594,919)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,310,896	1,662,538	3,632,664
Gain (loss) on sale of equipment	2,550	(3,609)	26,274
Changes in operating assets and liabilities:			
Accounts receivable, trade	(3,182,013)	2,375,908	(4,555,698)
Unbilled revenue	979,112	958,715	510,500
Inventories	(3,754,918)	(4,056,857)	(2,755,511)
Deferred costs	—	—	(2,474,264)
Prepaid expenses and other current assets	(39,512)	7,639	115,573
Accounts payable	1,213,386	(577,491)	77,220
Accrued liabilities and deferred revenue	942,702	2,019,210	3,512,921
Net cash provided by (used in) operating activities	(1,700,668)	884,186	(11,505,240)
Cash flows from investing activities:			
Additions to property and equipment, net	(1,171,192)	(11,211,689)	(6,373,781)
Other assets	(22,854)	(518,987)	(26,037)
Net cash used in investing activities	(1,194,046)	(11,730,676)	(6,399,818)
Cash flows from financing activities:			
Payments of capital lease obligations	(507,258)	(9,558)	(341,171)
Proceeds from sale-leaseback transaction	—	—	4,532,094
Proceeds from sales of common stock, net of issuance costs	25,537,999	—	—
Exercise of stock options, warrants and Employee Stock Purchase Plan	1,406,228	860,726	435,635
Net cash provided by financing activities.	26,436,969	851,168	4,626,558
Net increase (decrease) in cash and cash equivalents	23,542,255	(9,995,322)	(13,278,500)
Cash and cash equivalents, beginning of year	12,819,366	36,361,621	26,366,299
Cash and cash equivalents, end of year	$36,361,621	$ 26,366,299	$ 13,087,799
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 43,280	$ 10,031	$ 4,997
Supplemental disclosures of non-cash investing and financing activities:			
Capital lease obligations incurred	$ —	$ —	$ 973,164
Issuance of warrants for license	$ —	$ 1,780,000	$ —
Transfer of internally constructed equipment from inventory to property and equipment	$ —	$ 6,593,981	$ 12,152,858

See accompanying notes to financial statements.

(1) Nature of Business and Organization

Ibis Technology Corporation (the "Company") was incorporated in October 1987 for the purpose of supplying silicon-on-insulator (SOI) wafers formed by SIMOX (Separation by Implantation of Oxygen) technology. SIMOX-SOI wafers are manufactured by the Company using a specialized oxygen ion implanter, which was developed and manufactured by the Company and is integrated with other specialized processes and characterization equipment. The Company is the leading manufacturer of high current oxygen implanters and began selling these oxygen implanters in 1996.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash equivalents represent highly liquid investments with original maturities of three months or less.

(b) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) cost method.

(c) Property and Equipment and Impairment of Long-Lived Assets

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to eight years. Amortization is provided using the straight-line method over the life of the lease, ranging from three and one-half to five years.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the degree to which the carrying amount of the assets exceeds the fair value of the assets.

(d) Patents and Other Assets

Other assets consist principally of deposits, prepaid royalties and licenses. Patents and prepaid royalties are amortized over five years using the straight-line method. Licenses are amortized over seven years using the straight-line method.

(e) Revenue Recognition

The Company recognizes revenue from product sales, equipment sales and the sales of spare parts when all of the following criteria have been met: (1) evidence exists that the customer is bound to the transaction; (2) the product has been delivered to the customer and, when applicable, the product has been installed and accepted by the customer; (3) the sales price to the customer has been fixed or is determinable; and (4) collectibility of the sale price is reasonably assured. Provisions for estimated sales returns and allowances are made at the time the products are sold. Revenue derived from services is recognized upon performance.

Contract revenue is recognized on the percentage-of-completion method. Provisions for anticipated losses are made in the period in which such losses become determinable. Unbilled revenue under customer contracts represents revenue earned under the percentage-of-completion method but not yet billable under the terms of the contract. These amounts are billable based on the terms of the contract, which can include shipment of the product, achievement of milestones or completion of the contract.

Government contracts are performed under negotiated overhead rates and are subject to audit and retroactive adjustments of amounts paid to the Company.

(f) Research and Development

Research and development costs are charged to expense as incurred. Research and development costs funded by contracts are included as a component of contract revenue.

(g) Net Income (Loss) Per Common Share

Net income (loss) per share of common stock is computed based upon the weighted average number of shares outstanding during each period and including the dilutive effect, if any, of stock options and warrants. SFAS 128 requires the presentation of basic and diluted earnings (loss) per share for all periods presented. As the Company was in a net loss position for 2000 and 2001, common stock equivalents of 471,969 and 224,856 for the years ended December 31, 2000 and 2001, respectively, were excluded from the diluted loss per share calculation as they would be antidilutive. As a result, diluted loss per share is the same as basic loss per share for 2000 and 2001.

The reconciliation of the denominators of the basic and diluted net income (loss) per common share for the Company's net income (loss) is as follows:

Years Ended December 31,	1999	2000	2001
Basic net income (loss)	$827,129	$(1,501,867)	$(9,594,919)
Weighted average common shares outstanding—basic	7,403,803	8,285,893	8,378,262
Net additional common shares upon assumed exercise of stock options and warrants	414,348	—	—
Weighted average common shares outstanding—diluted	7,818,151	8,285,893	8,378,262
Net income (loss) per common share			
Basic	$ 0.11	$ (0.18)	$ (1.15)
Diluted	$ 0.11	$ (0.18)	$ (1.15)

(h) Issuance Costs

Issuance costs of common stock are netted against additional paid-in capital.

(i) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Management exercises judgment and relies on estimates in assessing long-lived asset impairment and inventory obsolescence.

(j) Fair Value of Financial Instruments

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and capital lease obligations. The carrying amount of these financial instruments approximates fair value.

(k) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") that establishes accounting and reporting requirements for derivative instruments and for hedging activities. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. In June 1999, the FASB decided that the effective date for adopting the requirements of SFAS 133 should be delayed to fiscal years beginning after June 15, 2000. This delay, published as SFAS 137, applies to quarterly and annual financial statements. In June 2000, the FASB issued SFAS 138, which addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133. The Company adopted the provisions of SFAS 133 as amended on January 1, 2001. The adoption of these provisions had no impact on the Company's financial condition or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB No. 101"). This bulletin, as amended, established guidelines for revenue recognition and was originally effective for periods beginning after March 15, 2000. In June 2000, the SEC announced that the effective date of SAB 101 was being delayed until no later than the quarter ending December 31, 2000. Ibis adopted SAB 101 for its fiscal year ending December 31, 2000 and it did not have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141"), issued in June 2001, addresses financial accounting and reporting for business combinations which were initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company does not expect the implementation of SFAS 141 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"), issued in June 2001, addresses financial accounting and reporting for acquired goodwill and intangible assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. The Company does not expect the implementation of SFAS 142 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations," ("SFAS 143"), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143 which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset is effective for fiscal years beginning after June 15, 2001. The Company does not expect the implementation of SFAS 143 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144"), issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001. The Company does not expect the implementation of SFAS 144 to have a material impact on its financial condition or results of operations.

(3) Accounts Receivable

Accounts receivable consisted of the following at December 31:

	2000	2001
Accounts receivable, trade	$ 1,274,916	$ 5,830,614
Less: Allowance for doubtful accounts	(65,000)	(65,000)
	$ 1,209,916	$ 5,765,614

Accounts receivable at December 31, 2001 included the shipment of an Ibis 1000 oxygen implanter that was shipped to the Shanghai Institute of Metallurgy, Chinese Academy of Sciences against a letter of credit. The revenue from this shipment will not be recognized until 2002 when the oxygen implanter is installed and accepted by the customer.

(4) Inventories

Inventories consisted of the following at December 31:

	2000	2001
Raw materials	$ 392,708	$ 390,345
Work in process	332,844	262,449
Finished goods	218,210	882,718
Subtotal wafer inventory	943,762	1,535,512
Equipment inventory	9,989,097	—
Total inventories	$10,932,859	$ 1,535,512

Equipment inventory at December 31, 2000 included Ibis 1000 implanters under construction for either resale or the Company's own use. In view of the continued downturn in the semiconductor industry and the fact that an upturn from the present economic and industry conditions and Ibis 1000 implanter sales are not visible, the Company intends to use a majority of the implanters under construction in its internal wafer production facility. Accordingly, the Company transferred its equipment inventory to property and equipment as of June 30, 2001.

(5) Property and Equipment

Property and equipment consisted of the following at December 31:

	2000	2001
Machinery and equipment	$20,047,351	$30,642,443
Furniture and fixtures	395,017	395,017
Leasehold improvements	2,765,393	4,304,834
Construction in progress	2,208,931	7,697,570
	$25,416,692	$43,039,864

Fixed assets subject to capital leases at December 31, 2000 and 2001 were $66,447 and $4,564,835, respectively. Accumulated depreciation for fixed assets subject to capital leases was $21,436 and $362,609 in 2000 and 2001, respectively.

Construction in progress includes implanters under construction that the Company intends to use in its wafer production facility and other expansion projects.

At December 31, 2001, the Company had commitments to purchase approximately $1,019,000 in material or subassemblies to be used in normal operations and approximately $576,000 in capital equipment purchase commitments.

(6) Other Assets

In December 2000, the Company entered into a royalty-bearing license agreement which gives the Company the right to manufacture SIMOX-SOI wafers using the licensed process. Warrants were issued in connection with this agreement. The cost of the license agreement, including cash paid and the fair value of the warrants issued, is $2,280,000 and is included in other assets at December 31, 2000 (see note 13 (c)).

(7) Lease Commitments

In January 1997, the Company entered into a non-cancelable operating lease for its office and manufacturing facility expiring in 2003 with a five-year renewal option. In April 2000, the Company entered into a non-cancelable operating lease for an additional manufacturing facility expiring in 2005 with a five-year renewal option. This lease was amended in September 2001 by which Ibis secured an additional 20,000 square feet of adjacent space for future expansion. The Company also leases certain equipment under non-cancelable operating leases expiring through 2006, as well as equipment used in operations under non-cancelable capital leases expiring through 2004.

In September 2001, Ibis entered into a $4.5 million equipment lease line with Heller Financial's Commercial Equipment Finance Group. The lease line was used to finance the purchase of process equipment for wafer production of primarily 300-mm wafers. This line is a sale-leaseback transaction bearing interest at approximately 8% with a term of three years and a monthly net payment of approximately $125,000. Ibis has a fair market value purchase option at the end of the lease term. The lease-line is secured by the underlying assets and all other property and equipment of Ibis. The gain of approximately $36,000 under the sale and leaseback has been deferred and will be amortized as a reduction of depreciation expense over the life of the lease. The unamortized amount of this gain at December 31, 2001 was $33,704.

Future minimum lease payments under non-cancelable leases at December 31, 2001, are as follows:

	Capital Leases	Operating Leases
Year ending:		
2002	$ 1,512,852	$ 782,700
2003	1,507,317	756,614
2004	1,185,746	396,514
2005	—	178,974
2006	—	16,216
Total minimum lease payments	$ 4,205,915	$2,131,018
Less amount representing interest	(18,624)	
Less current maturities	(1,502,524)	
Capital lease obligations, less current maturities	$ 2,684,767	

Interest was calculated using an imputed interest rate of 14%.

Rent expense was approximately $332,000, $447,000 and $623,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

(8) Accrued Liabilities

Current accrued liabilities were as follows at December 31:

	2000	2001
Billings in excess of costs on contracts	$ 886,559	$ 189,196
Accrued vacation	283,664	378,051
Accrued warranty	398,580	898,232
Accrued payroll	404,552	398,579
Accrued expenses	744,885	565,898
Total	$2,718,240	$2,429,956

(9) Deferred Revenue

In April 2000, the Company received funding from a customer for a capacity reservation. This capacity reservation will allow this customer to utilize a purchase credit toward an additional implanter, wafers or spare parts.

In December 2001, the Company shipped an Ibis 1000 oxygen implanter to the Shanghai Institute of Metallurgy, Chinese Academy of Sciences against a letter of credit. The revenue from this shipment will not be recognized until 2002 when the oxygen implanter is installed and accepted by the customer. The costs associated with this shipment are included in deferred costs and will also be recognized in 2002.

The funding amounts for which revenue has not been earned are included in deferred revenue.

(10) License Agreements

The Company obtained an exclusive sublicense in the field of oxygen implantation to the proprietary beam scanning system developed by a consultant to the Company during the development of the first Ibis 1000 implanter. The beam scanning system sublicense agreement also grants the Company certain rights to further sublicense the technology for certain applications. The Company received $181,522, $141,044 and $243,382 in 1999, 2000 and 2001, respectively, for non-refundable option fees or royalty fees in accordance with non-exclusive sublicense agreements.

During 1999, Ibis completed an agreement to license its standard and Advantox SIMOX-SOI wafer fabrication process. The agreement consists of an initial royalty fee and future royalties based on a percentage of SIMOX-SOI wafer sales. In 2000 and 2001, the Company recognized no royalty fee income from this agreement.

(11) Income Taxes

Income tax expense consists of state income taxes for each year. No federal tax benefit was recorded in 1999, 2000 and 2001 due to the existence of unused net operating loss carryforwards.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below at December 31:

	2000	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 10,110,000	$ 14,591,000
Accruals not currently deductible for tax purposes	152,000	187,000
General business tax credit carryforwards	1,022,000	1,438,000
Other	374,000	605,000
Less: Valuation allowance	(11,336,000)	(15,503,000)
Net deferred tax assets	322,000	1,318,000
Deferred tax liabilities:		
Property and equipment, principally due to differences in depreciation	(322,000)	(1,318,000)
	$ —	$ —

As a result of the losses incurred to date by the Company, a 100% valuation allowance has been applied against the Company's deferred tax assets. The amount recorded as net deferred tax assets as of December 31, 2000 and 2001 represents the tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The net change in the total valuation allowance was an increase of $2,896,000 and $4,167,000 for the years ended December 31, 2000 and 2001, respectively.

The Company had federal net operating loss and general business credit carryovers of approximately $38,065,000 and $808,000, respectively, at December 31, 2001, that may be used to offset future taxable income, if any, through 2021. Deferred tax assets and related valuation allowance of $2,826,000 related to the net operating loss carryforward results from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense. Net operating loss carryforwards and other tax attributes may be limited in the event of certain changes in ownership interests.

(12) Capitalization

The Company has 50,000,000 shares of common stock and 2,000,000 shares of preferred stock ("Undesignated Preferred Stock") authorized. At December 31, 2001, 160,496, 1,218,125, and 200,000 common shares were reserved for issuance upon exercise of options outstanding or available for grant under the Company's 1993 Employee, Director and Consultant Stock Option Plan, 1997 Employee, Director and Consultant Stock Option Plan, and for exercises of warrants, respectively.

On August 6, 1999, the Company completed a public offering of 1,000,000 shares of common stock in an offering underwritten by SoundView Technology Group. The shares were included in a shelf registration statement filed with the Securities and Exchange Commission on July 8, 1999 and declared effective on July 26, 1999. Net proceeds from the offering were approximately $25,538,000 after deducting approximately $1,462,000 for underwriting discounts, commissions and other associated expenses.

(13) Stock Plans and Warrants

(a) Stock Option Plans

In December 1993, the Board of Directors and stockholders approved the adoption of the Company's 1993 Employee, Director and Consultant Stock Option Plan which provided for the issuance of options to purchase up to 250,000 shares of common stock of the Company to employees, consultants and non-employee directors. In May 1996, the stockholders increased to 750,000 shares the aggregate number of shares that may be granted under this plan.

In October 1997, the Board of Directors approved the adoption of the Company's 1997 Employee, Director and Consultant Stock Option Plan (the "1997 Plan") which provides for the issuance of options to purchase up to 750,000 shares of common stock of the Company to employees, consultants and non-employee directors. The stockholders approved the Plan at the May 1998 Annual Stockholders Meeting. In February 2001, the Board of Directors approved an amendment to the 1997 Plan to increase the aggregate number of shares reserved for issuance to 1,350,000. The stockholders approved this amendment at the May 2001 Annual Stockholders Meeting.

A summary of stock option activity under the plans is as follows:

	Number of shares	Weighted average exercise price of shares
Options outstanding at December 31, 1998	784,123	$ 7.73
Granted	225,750	17.50
Exercised	(323,602)	6.71
Cancelled	(33,437)	7.13
Options outstanding at December 31, 1999	652,834	11.64
Granted	264,000	41.21
Exercised	(127,668)	8.39
Cancelled	(11,894)	20.43
Options outstanding at December 31, 2000	777,272	22.08
Granted	273,272	10.24
Exercised	(40,330)	8.51
Cancelled	(37,048)	28.58
Options outstanding at December 31, 2001	973,166	$19.08
Options exercisable at December 31, 2001	423,997	$15.98

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average outstanding option price	Number exercisable	Weighted average exercise price
$ .08– 6.00	7,584	6.5	$ 5.74	5,584	$ 6.00
$ 6.01– 9.00	291,648	8.3	$ 7.92	92,798	$ 7.79
$ 9.01–13.50	324,472	6.8	$10.58	227,700	$10.25
$13.51–20.25	86,862	8.9	$17.97	12,890	$17.08
$20.26–30.37	12,250	8.0	$24.07	7,250	$23.74
$30.38–45.55	81,750	8.3	$36.06	34,625	$36.15
$45.56–68.32	164,600	8.0	$46.49	42,150	$46.47
$68.33–98.71	4,000	8.2	$80.55	1,000	$80.55
	973,166			423,997	

The Company accounts for its stock option plans in accordance with APB 25 and related interpretations. Had compensation costs for the stock option plans been determined based on the fair value at the grant dates for awards in 1999, 2000 and 2001 consistent with the provisions of SFAS 123, the Company's net income (loss) and net income (loss) per common share would have been increased or decreased to the following pro forma amounts at December 31:

		1999	2000	2001
Net income (loss)	As reported	$ 827,129	$(1,501,867)	$ (9,594,919)
	Pro forma	$(614,288)	$(5,293,160)	$(11,995,903)
Net income (loss) per share	As reported	$ 0.11	$ (0.18)	$ (1.15)
	Pro forma	$ (0.08)	$ (0.64)	$ (1.43)

The per share weighted average fair value of each option granted during 1999, 2000 and 2001, was $9.91, $25.85, and $7.13, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 1999—expected volatility of 79.47%, risk-free interest rate of 5.50%, and an expected life of 3 years; 2000—expected volatility of 96.96%, risk-free interest rate of 5.06%, and an expected life of 3 years; 2001—expected volatility of 108.17%, risk-free interest rate of 3.62%, and an expected life of 3 years. The expected dividend yield rate for 1999, 2000 and 2001 is zero.

Pro forma net loss reflects only options granted in 1995 through 2001. Therefore, the full impact of calculating compensation costs for stock options under SFAS 123 is not reflected because compensation costs for options granted prior to January 1, 1995 are not considered.

(b) Employee Stock Purchase Plan

On February 24, 2000, the Board of Directors adopted the Ibis Technology Corporation 2000 Employee Stock Purchase Plan (the "Purchase Plan") pursuant to which a total of 300,000 shares of the Company's Common Stock may be sold to eligible employees of the Company at a 15% discount from the market value of the shares. Under the terms of the Purchase Plan, employees may elect to have up to 15% of their base earnings withheld to purchase these shares during each offering period, which is a six-month period. The purchase price under the Purchase Plan is 85% of the lesser of the market price on the beginning or the ending of the offering period. Approximately 55% of eligible employees participated in the Purchase Plan in the initial offering period and 65% in 2001. During 2000 and 2001, the Company sold 14,161 and 38,176 shares, respectively, to employees under the Purchase Plan. The stockholders approved the Purchase Plan at the May 2000 Annual Stockholders Meeting.

(c) Warrants

During 2000, 38,263 Warrants were exercised. Since some of these Warrants were exercised on a cashless basis, 35,840 shares of Common Stock were issued. At December 31, 2000, there were additional warrants outstanding to purchase 1,392 shares of common stock at $8.40 per share. These remaining warrants expired in 2001.

In December 2000, the Company issued warrants to purchase 200,000 shares of common stock at $22.30 per share in connection with a license agreement. The value of the warrants is included in other assets (see note 6) and was calculated using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 93.69%, risk-free interest rate of 5.50%, and an expected life of 5 years. At December 31, 2001, there were 200,000 warrants outstanding.

(14) Significant Customers and Concentration of Business Risk

The Company sells its products to a limited number of semiconductor and optical components manufacturers primarily in the United States, the Pacific Rim and the United Kingdom.

Government sales and other significant customers are shown in dollar amounts and as a percentage of total revenue as follows:

	Government		Other			Total	
Year Ended	Amount	%	Significant Customers	Amount	%	Amount	%
December 31, 1999	$ 608,000	4%	2	$13,438,000	81%	$14,046,000	85%
December 31, 2000	$ 678,000	5%	2	$11,329,000	79%	$12,007,000	84%
December 31, 2001	$ 621,000	8%	3	$ 4,191,000	56%	$ 4,812,000	65%

Accounts receivable from government sales amounted to approximately $45,000 and $280,000 at December 31, 2000 and 2001, respectively. Accounts receivable from significant customers amounted to $932,000 and $428,000 at December 31, 2000 and 2001, respectively.

Export sales to unaffiliated customers in 1999, 2000 and 2001 were 17%, 47% and 52% of total revenues, respectively.

During 1999, 2000 and 2001, the Company purchased substantially all of its conventional bulk silicon wafers and certain raw materials, components and subassemblies for its implanters from a limited group of suppliers. Disruption or termination of certain of these sources could occur and such disruptions could have a material adverse effect on the Company's business and results of operations.

(15) Other Income

In the third quarter of 2001, the Company recognized a non-recurring gain in other income of approximately $1.4 million, which is the result of an expired wafer production capacity option that was entered into in September 1995. Under this agreement, a customer advanced non-refundable cash to the Company to ensure dedicated wafer production capacity over a five-year period. As wafers were produced, amounts were recognized in revenue over this five-year period, which ended December 2000. Ibis completed its negotiations with this customer and decided not to extend the agreement further. Accordingly, the remaining amount deferred under this agreement was recognized in income, as no further obligations exist.

(16) Industry Segments

The Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," during 1998. SFAS 131 established the standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders.

The Company's reportable segments are SIMOX Wafer Products, SIMOX Equipment and Other Products or Services. For purposes of segment reporting, equipment spares and field service revenue are combined and reported as SIMOX Equipment. Government contracts, other services and license revenue are combined and reported as Other Products or Services. In previous financial statements, spares and field service revenue were included in the Other Products or Services segment. This reclassification was made in the third quarter of 1999 and all prior periods presented reflect this reclassification.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company generally evaluates operating performance based on income or loss before interest and taxes.

The table below provides information for the years ended December 31, 1999, 2000 and 2001 pertaining to the Company's three industry segments.

	SIMOX Wafer Products	SIMOX Equipment	Other Products or Services	Total
Net Revenues				
Year Ended December 31, 1999	$ 5,282,165	$ 10,063,622	$1,257,235	$ 16,603,022
Year Ended December 31, 2000	8,173,095	5,769,393	532,395	14,474,883
Year Ended December 31, 2001	**5,390,860**	**1,525,317**	**518,379**	**7,434,556**
Operating Income (Loss)				
Year Ended December 31, 1999	252,874	417,512	814,157	1,484,543
Year Ended December 31, 2000	774,010	(2,363,418)	144,076	(1,445,332)
Year Ended December 31, 2001	**(5,690,297)**	**(4,037,328)**	**142,008**	**(9,585,617)**
Assets				
December 31, 1999	5,145,320	10,912,431	645,291	16,703,042
December 31, 2000	17,587,720	11,478,915	56,686	29,123,321
December 31, 2001	**32,179,004**	**8,797,202**	**99,405**	**41,075,611**
Capital Expenditures				
Year Ended December 31, 1999	834,385	38,375	—	872,760
Year Ended December 31, 2000	10,110,169	812,850	—	10,923,019
Year Ended December 31, 2001	**5,801,261**	**335,949**	**—**	**6,137,210**
Depreciation and Amortization of Property and Equipment				
Year Ended December 31, 1999	1,104,052	62,145	5,503	1,171,700
Year Ended December 31, 2000	1,393,259	159,233	3,656	1,556,148
Year Ended December 31, 2001	**$ 2,967,751**	**$ 536,670**	**$ —**	**$ 3,504,421**

The table below provides the reconciliation of reportable segment operating income (loss), assets, capital expenditures, and depreciation and amortization to the Company's totals.

Years Ended December 31,

Segment Reconciliation	1999	2000	**2001**
Income (loss) before income taxes:			
Total operating income (loss) for reportable segments	$ 1,484,543	$ (1,445,332)	**$(9,585,617)**
Corporate general and administrative expenses	(1,787,821)	(1,998,303)	**(2,273,077)**
Net other income	1,140,663	1,943,024	**2,265,031**
Income (loss) before income taxes	837,385	(1,500,611)	**(9,593,663)**
Assets:			
Total assets for reportable segments	16,703,042	29,123,321	**41,075,611**
Cash and cash equivalents not allocated to segments	36,361,621	26,366,299	**13,087,799**
Other unallocated assets	662,841	808,904	**756,894**
Total assets	53,727,504	56,298,524	**54,920,304**
Capital expenditures:			
Total capital expenditures for reportable segments	872,760	10,923,019	**6,137,210**
Corporate capital expenditures	298,432	288,670	**236,571**
Total capital expenditures	1,171,192	11,211,689	**6,373,781**
Depreciation and amortization:			
Total depreciation and amortization for reportable segments	1,171,700	1,556,148	**3,504,421**
Corporate depreciation and amortization	139,196	106,390	**128,243**
Total depreciation and amortization	$ 1,310,896	$ 1,662,538	**$ 3,632,664**

(17) Selected Quarterly Financial Data (Unaudited)

The table below provides information for the years 2000 and 2001.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Total revenue	$ 2,039,112	$ 5,920,230	$ 2,521,588	$ 3,993,953
Gross profit	921,594	1,852,266	690,358	1,316,669
Loss from operations	(865,255)	(513,472)	(1,267,169)	(797,739)
Net loss	(371,299)	(23,184)	(798,042)	(309,342)
Net loss per common share	(0.05)	(0.00)	(0.10)	(0.04)
2001				
Total revenue	$ 3,200,505	$ 1,256,418	$ 1,443,827	$ 1,533,806
Gross Profit (loss)	1,089,664	(957,856)	(1,763,430)	(1,022,089)
Loss from operations	(1,126,293)	(3,300,621)	(3,972,858)	(3,458,922)
Net loss	(785,158)	(3,048,554)	(2,405,480)	(3,355,727)
Net loss per common share	(0.09)	(0.36)	(0.29)	(0.40)

MARKET INFORMATION OF COMMON STOCK

Ibis' Common Stock began trading on May 20, 1994 on the Nasdaq SmallCap Market[SM] and on the Boston Stock Exchange. Prior to May 20, 1994, there was no public market for the Common Stock or any other securities of Ibis. On April 4, 1996, Ibis commenced trading on the Nasdaq National Market® Our Common Stock is traded under the symbol "IBIS." The following tables set forth, for 2000 and 2001, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market.

Common Stock

2000:	High	Low
First Quarter	$135.00	$43.00
Second Quarter	$ 90.50	$28.31
Third Quarter	$ 63.00	$29.69
Fourth Quarter	$ 42.63	$10.50

2001:	High	Low
First Quarter	$36.75	$16.50
Second Quarter	$28.98	$ 9.50
Third Quarter	$12.50	$ 3.15
Fourth Quarter	$15.59	$ 4.10

STOCKHOLDERS

As of March 9, 2002, there were approximately 124 stockholders of record of the outstanding shares of Common Stock and approximately approximately 7,600 beneficial owners of the Common Stock.

DIVIDENDS

Ibis has never declared or paid any dividends and does not anticipate paying such dividends on its Common Stock in the foreseeable future. Ibis currently intends to retain any future earnings for use in its business. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

RECENT SALES OF UNREGISTERED SECURITIES

During the fourth quarter of the fiscal year ended December 31, 2001, there were no sales of securities that were not registered under the Securities Act of 1933.

MANAGEMENT AND CORPORATE INFORMATION

Martin J. Reid
Director; President, Chief Executive Officer and Chairman of the Board

Dimitri A. Antoniadis, Ph.D.
Director; Professor of Electrical Engineering, MIT

Robert L. Gable**
Director; Director, New England Business Service, Inc. and Evercel, Inc.

Leslie B. Lewis* **
Director; Chairman, President and CEO, Asahi America, Inc.

Donald McGuinness*
Director; Chairman, White Electronic Designs, Inc.

Lamberto Raffaelli*
Director.

** Audit Committee*
*** Compensation Committee*

Martin J. Reid
President and CEO

Debra L. Nelson, C.P.A.
Chief Financial Officer, Treasurer and Clerk

Angelo V. Alioto
Vice President of Sales and Marketing

Julian G. Blake, Ph.D.
Vice President of Engineering

Robert P. Dolan
Vice President of Wafer Manufacturing

Yuri Erokhin, Ph.D.
Vice President of Wafer Technology

Continental Stock Transfer & Trust Co.
New York, New York

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P. C.
Boston, Massachusetts

KPMG LLP
Boston, Massachusetts

Corporate Headquarters:
32 Cherry Hill Drive
Danvers, Massachusetts 01923

Sales Office:
844 Via Palo Alto
Aptos, California 95003

The 2002 Annual Meeting of Stockholders will be held on Thursday, May 9, 2002 at 9:00 a.m. at the offices of Ibis Technology Corporation, 32 Cherry Hill Drive, Danvers, Massachusetts.

The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders upon written request to:
Investor Relations
Ibis Technology Corporation
32 Cherry Hill Drive
Danvers, MA 01923

Financial statements and other information on Ibis are available electronically on our website at www.ibis.com.

IBIS TECHNOLOGY CORPORATION
32 Cherry Hill Drive
Danvers, Massachusetts 01923
www.ibis.com